Daily Fund

Free Writing Prospectus Filed Pursuant to rule 433
Registration No. 333-109310

CFC's Daily Fund offers owners a highly flexible, "money market" type of investment account for cash surpluses to which the cooperative may need ready access.
The fund allows members to earn stronger returns on their short-term cash surpluses without tying the funds to any set maturity.

GUIDELINES
* Available only to CFC members and associates.
* Members must invest at least $50,000 in the Daily Fund and maintain at least that much in their account. The minimum withdrawal amount is also $50,000.
* Interest rates are set daily based on market conditions. Interest payments, calculated on a 365-day year, will be credited to members' accounts on a monthly basis. Interest is calculated using daily posted rates (posted on the CFC Extranet) and the daily balance in the account.
* CFC Members can also make investments online through CFC Passport (see CFC Passport, Page xx).

Online Daily Fund Frequently Asked Questions

What is Online Daily Fund?
Online Daily Fund is an electronic commerce application located in the secure Members' Extranet. The application allows CFC members to create Daily Fund orders. The Daily Fund allows members to invest funds without determining a maturity date. Interest is calculated on the Actual Balance at the end of each day. Interest earned during a calendar month is paid to the members on the second business day of the following month. Daily Fund orders are valid as follows:

*  Investments are for the same day. However, if an investment order is placed after hours, or on a weekend or holiday, the investment date will be determined by the date funds are received at CFC.
*  Same-day withdrawals may be made prior to 11:00 AM Eastern. After 11:00 AM, withdrawals will be scheduled for the next business day.
*  Face amount is between $50,000 and $100,000,000.

Do I still call my bank to wire my investment funds to CFC?
Yes, please be sure to wire your funds to CFC on the date of your investment. CFC cannot accept wires after 6:00 PM EST. As an option, you may request QuickDraw. This e-service will allow CFC to automatically withdraw funds for Commercial Paper (as well as Daily Fund) investments directly from your selected bank accounts.

What do I do if I need to make changes to my trade?
At the "preview order" page, the user has the option of editing or canceling the order (see buttons on lower part of page). However, once the order has been completed, you must call the CFC Money Desk at 1-800-424-2955 to make a change or to cancel your order.

What are the Online Daily Fund operating hours?
The Online Daily Fund system will be open 24 hours a day, seven days a week. Withdrawals made after hours or on weekends or holidays will be sent on the next business day. If an investment order is placed after hours, or on a weekend or holiday, the investment date will ultimately be determined by the date CFC receives the funds.

I have an Extranet account and I've registered for CFCPassport. What happens next?
We'll send your CFCPassport Kit in the mail, followed by your Passport personal identification number (PIN). Upon receipt of both your CFCPassport and your PIN, you will be ready to use the Online Daily Fund application. If you already have a CFCPassport, you will need to obtain permission for the Online Commercial Paper/Online Daily Fund service. If you already are approved for the Online Commercial Paper service, you will be able to use the Online Daily Fund service immediately.

I currently make investments under more than one co-op ID. Will I be able to do this in the Online Daily Fund system?
Yes. However, you will need a separate Extranet account for each cooperative. Also, you will need to close your browser and reopen it to be able to log in using the secondary User ID.

I'm going to be out-of-town for a week. Can I make an Online Daily Fund Order for a future date?
Unfortunately, no. We currently do not have the capability to take future-dated trades. If you do not have a back-up person with their own Passport to do the trade while you are gone, you should arrange for someone to call the Money Desk to place the order.

How can I print my Online Daily Fund order information?
The final step in making an Online Daily Fund order is to select a button named "Complete Order." Once your order is accepted a confirmation page is presented containing the details of your Daily Fund order. From the Confirmation Page, use the "Print this Screen" to print the details of your Online Daily Fund order, or you may use your menu bar, select File>Print to print the screen. Be sure you are using the menu bar in the correct window. A third option for Internet Explorer is to right-mouse-click in the box with the Confirmation Page. Select Print from the menu box that appears.

CFCPassport Frequently Asked Questions

What is the Passport? The Passport is a credit-card sized encryption tool allowing secure on-line CFC financial orders.

How do I register to obtain my very own Passport?
You can register for the Passport and accompanying applications through our on-line CFC application profile. Just logon to the Extranet. Then mouseover "Passport" and click on "Passport Registration." It's that simple. To add additional CFC e-services as they become available, return to this site to edit your CFC application profile.

Will I need a personal identification number (PIN) with my Passport?
Yes. You will receive an assigned PIN from CFC for your Passport. Your PIN is mailed under separate cover following the shipment of your Passport.

The system is not accepting my Passport response. What am I doing wrong? If the system is not accepting you Passport response a few problems may exist:

  You may be having trouble with the entry of the challenge into your Passport card. Sometimes the keypad is reading two digits when you are putting in one. Try pressing the keys with a pencil eraser instead of using your fingers. Alternately, the keypad might not be registering the number entered. Please check to be sure a number or an asterisk appears in the display window of your Passport each time you enter a number.
  You may not be entering your Passport response exactly as it appears (including the dash)
  Your Passport is being used under a different Extranet Account. Be sure that you log on using your user name and password each time. Alternately, be sure that you have your own CFCPassport card and not someone else's card.

What should I do if I lose my Passport? Call CFC Extranet support (800-725-7348) immediately so we can deactivate your existing card and send you another Passport.

What happens if I forget my Passport PIN?
If you forget your Passport PIN, call the Member Center (800-725-7348) to obtain the PIN. If you enter an incorrect PIN five consecutive times, the card will become locked and you will have to return the card to CFC to be reset. We recommend wrapping the card in "bubble wrap" during shipping. Please address the package as follows:

CFC Attn: Extranet Support 2201 Cooperative Way Herndon, VA 20171-3025

Where should I store my Passport and PIN? The Passport and PIN should be stored in separate and secure places.

Can I loan my Passport to my back-up while I am out of the office?
No. For security reasons, members should not share their Passport. Your back-up can obtain authorization to receive their own Passport, or they can call the Money Desk (800-424-2955) in your absence.

Troubleshooting Guide

When I placed my order, I didn't receive a Trade ID. I received this message:
"Trade ID's are not given outside of business hours."

What happened?
You are accessing the Online Daily Fund system outside of CFC Daily Fund Business hours. The order has been processed, however an ID number will not be assigned to the trade until the next business day. The Trade ID will be on the confirmation that your cooperative will receive in the mail. Also, please note that the rate shown is for the most recent business day. If an investment order is placed prior to sending the funds, the investment will receive the rate for the business date that funds are actually received at CFC.

I placed my order, and nothing happened. Why?
If the system is not completing your order, it's probably for one of these reasons:

*  The order was rejected. If this is the case, you'll see a red error message on the order screen. Correct the invalid or missing data and proceed to "Preview Order."
*  Our 15-minute inactivity period has expired. The system closes the connection following 15 minutes of inactivity and displays a dialog box alerting the user to reload the web page in order to proceed.

Can I cancel an order after I've placed it?
Cancellations and change requests are handled by the Money Desk (800-424-2955).

My Passport is not accepting my PIN. What do I do?
If the Passport is still displaying "PIN?" after you have attempted entering the PIN a couple of times, call CFC's Member Center (800-725-7348) for help.

My Passport is displaying "Locked." What happened?
If the Passport is displaying the word "locked", you have entered an incorrect personal identification number (PIN) five consecutive times.
If this has happened, please wrap your card in bubble wrap and return it to the address below:

CFC Attn: Extranet Support 2201 Cooperative Way Herndon, VA 20171

None of this helps? What do I do now?
If you're having problems and can't find the answer here, or elsewhere in the Online Help Area, contact the Money Desk (800-424-2955) to execute your order. For further application support, contact CFC's Member Center toll-free at 800-725-7348 or e-mail us at:
MemberCenter@nrucfc.org

Please include your co-op ID, user name, and browser version.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents NRUCFC has filed with the SEC for more complete information about the issuer and this offering. You can get a free copy of documents by visiting www.nrucfc.coop or at www.sec.gov.